UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

March 6, 2007

PEMEX Unaudited Financial Results Report

as of December 31, 2006

PEMEX, Mexico’s oil and gas company and the tenth largest integrated oil company in the world,[1] announced its unaudited consolidated financial results as of December 31, 2006.

2006 Financial Highlights

•        Total sales increased by 10%, as compared to 2005, reaching an unprecedented record of Ps. 1,058.1 billion as of December 31, 2006 purchasing power parity (US$97.2 billion)[2]

•        Income before taxes and duties increased by 19%, as compared to 2005, to Ps. 627.0 billion (US$57.6 billion)

•        Taxes and duties were Ps. 584.5 billion (US$53.7 billion)

•        EBITDA increased by 26%, as compared to 2005, to Ps. 782.0 billion (US$71.9 billion)

•        Net income was Ps. 42.5 billion (US$3.9 billion) in 2006

4Q06 Financial Highlights

•        Total sales decreased by 11%, as compared to the fourth quarter of 2005, reaching Ps. 236.2 billion as of December 31, 2006 purchasing power parity (US$21.7 billion)

•        Income before taxes and duties increased by 18%, as compared to the fourth quarter of 2005, to Ps. 114.5 billion (US$10.5 billion)

•        EBITDA increased by 21%, as compared to the fourth quarter of 2005, to Ps. 151.6 billion (US$13.9 billion)

•        Net loss was Ps. 6.9 billion (US$0.6 billion) in the fourth quarter of 2006

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Financial results summary

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	265,947	236,226	-11%	(29,721)	21,710	966,284	1,058,116	10%	91,832	97,244
Domestic sales(1)	142,262	133,031	-6%	(9,231)	12,226	525,583	546,750	4%	21,167	50,248
Exports	123,685	103,195	-17%	(20,490)	9,484	440,701	511,366	16%	70,665	46,996
Income before taxes and duties(1)	97,369	114,474	18%	17,105	10,521	526,627	626,957	19%	100,330	57,619
Taxes and duties	167,186	121,377	-27%	(45,809)	11,155	604,164	584,459	-3%	(19,705)	53,714
Net income (loss)	(76,324)	(6,903)		69,421	(634)	(79,374)	42,497		121,872	3,906
EBITDA(2)	124,934	151,608	21%	26,674	13,933	622,877	782,043	26%	159,166	71,872
EBITDA / financial cost(3)	9.9	14.1				11.3	16.1

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)

Figures for 2005 include the Special Tax on Production and Services (IEPS), collected by PEMEX and then paid to the Mexican Government (as part of taxes and duties). Sales figures for 2006 do not include the IEPS, because the IEPS rate was negative throughout 2006.

(2)

Earnings Before Interests, Taxes, Depreciation and Amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income. This measure includes the cost of the reserve for retirement payments and excludes IEPS.

(3)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly Ranking, December 2006
[2]	Amounts in US dollars are translated at the December 31, 2006 exchange rate of Ps.10.881 per US dollar

PEMEX financial results report as of December 31, 2006	1/38
www.pemex.com

PEMEX	Investor Relations

2006 Operational Highlights

•        During 2006 aggregate production (crude oil, condensates and natural gas) reached 1,618 million barrels of crude oil equivalent (Mboe), 14 million barrels higher than the production in 2005

•        Crude oil production decreased by 2%, to 3,256 thousand barrel per day, mainly as a result of the decline in production at Cantarell, which was partially offset by the increase in production in other areas

•        Natural gas production rose by 11%, to an average of 5,356 million cubic feet per day (MMcfd)

•        Petrochemical production reached 11 million tons (MMt), the highest production level recorded since 2001

•        As of December 2006 there had been no incapacitating personal injury accidents in Pemex-Gas and Basic Petrochemicals in ten months.

4Q06 Operational Highlights

•        In the fourth quarter of 2006, natural gas production rose by 13%, to 5,565 MMcfd. On December 27, 2006, natural gas production registered a new record of 5,773 MMcfd

•        Total liquid hydrocarbons production totaled 3,508 Mbd in the fourth quarter of 2006, 6% less than the production in the fourth quarter of 2005:

•   crude oil production decreased 202 Mbd, or 6%, to 3,104 Mbd; and

•   natural gas liquids production decreased by 5%, to 404Mbd.

•        On December 15, 2006, Mexico’s largest platform, KU-S, was added to the Ku-Maloob-Zaap Project in the Campeche Sound

PEMEX financial results report as of December 31, 2006	2/38
www.pemex.com

PEMEX	Investor Relations

Operating Items

Exploration and Production

Crude Oil Production

During the fourth quarter of 2006, crude oil production averaged 3,104 Mbd, 6% less than the 3,306 Mbd average for the fourth quarter of 2005.

Despite an 11% decrease in heavy crude oil production, light and extra-light crude oil production increased by 4% and by18%, respectively.

Heavy crude oil production decreased primarily as a result of the decline in production at the Cantarell complex, maintenance activities, as well as adverse weather conditions registered during the first 10 days of December. This weather accounted for a deferral of 5.9 million barrels.

The increase of 59 Mbd in light and extra-light crude oil production was due to the completion and workover of wells, as well as the commencement of production operations in the Litoral de Tabasco and Abkatún-Pol-Chuc areas, located in the Southwest Marine Region.

Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of liquid hydrocarbons

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,732	3,508	-6%	(224)	3,769	3,691	-2%	(77)
Crude oil	3,306	3,104	-6%	(202)	3,333	3,256	-2%	(78)
Heavy	2,323	2,062	-11%	(261)	2,387	2,244	-6%	(143)
Light	818	847	4%	29	802	831	4%	29
Extra-light	165	195	18%	30	144	180	25%	36
Natural gas liquids(1)	426	404	-5%	(22)	435	436	0.1%	1

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

Natural Gas Production

Natural gas production increased by 13%, as compared to the fourth quarter of 2005; non-associated gas production increased by 24%, while associated gas production increased by 5%.

The increase of 477 MMcfd in non-associated natural gas production was mainly due to an increase of production in the Veracruz and Burgos basins, located in the North Region. The increase of 159 MMcfd in associated natural gas production was a result of the completion and major repair of wells in the Ixtal and Taratunich fields, within the Southwest Marine Region.

A natural gas production record of 5,773 MMcfd was reached on December 27, 2006. Likewise, in December a non-associated natural gas production record was reached, averaging a volume of 2,480 MMcfd.

PEMEX financial results report as of December 31, 2006	3/38
www.pemex.com

PEMEX	Investor Relations

Gas Flaring	In the fourth quarter of 2006, gas flaring represented 7.8% of total natural gas production. The increase with respect to the fourth quarter of 2005 was primarily due to maintenance on the Akal C7 and C8 platforms and the beginning of operations of compression module number 8 on the Abkatún-D platform in the Marine Regions. Additionally, scheduled maintenance in Gas Processing Centers increased the volume of natural gas that was flared.

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of natural gas and gas flaring

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(MMcfd)				(MMcfd)
Total	4,928	5,565	13%	636	4,818	5,356	11%	538
Associated	2,972	3,132	5%	159	2,954	3,090	5%	136
Non associated	1,956	2,433	24%	477	1,864	2,266	22%	402
Natural gas flaring	193	433	125%	240	182	271	49%	88
Gas flaring / total production	3.9%	7.8%			3.8%	5.1%

Note:	Numbers may not total due to rounding.

Completion of Wells

During the fourth quarter of 2006, the number of new wells completed totaled 161, representing a reduction of 20 as compared to the fourth quarter of 2005. Development wells completed totaled 148, representing a decrease of 11, as compared to the fourth quarter of 2005, due to a decrease in the number of programmed wells in the Veracruz project located in the North Region and in the Ogarrio-Magallanes and Jujo-Tecominoacan projects in the South Region.

Exploratory wells drilled totaled 13, a decrease of 9 as compared to the fourth quarter or 2005, as a result of activity reduction in the Campeche Poniente project in the Southwest Marine Region and in the Delta del Bravo and Lankahuasa projects in the North Region.

It should be highlighted that on December 31, 2006 the number of non associated gas operating wells increased by 13% to 2,872, as compared to the previous year. This was due to higher activity in the Burgos, Veracruz and Lankahuasa projects, each in the North Region.

PEMEX financial results report as of December 31, 2006	4/38
www.pemex.com

PEMEX	Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Drilling activity and inventory of wells

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Number of wells)				(Number of wells)
Wells drilled	181	161	-11%	(20)	742	656	-12%	(86)
Development	159	148	-7%	(11)	668	587	-12%	(81)
Exploration	22	13	-41%	(9)	74	69	-7%	(5)
Total operating wells(1)					5,925	6,267	6%	342
Injection					254	269	6%	15
Production					5,671	5,998	6%	327
Crude					3,128	3,126	-0.1%	(2)
Non-associated gas					2,543	2,872	13%	329

(1)	As of December 31, of each year

Note:	Numbers may not total due to rounding.

Lifting Cost	In 2006, our lifting cost was US$4.17 per barrel of crude oil equivalent. This represents a 2% decrease as compared to US$4.24 dollars per barrel of crude oil equivalent recorded in 2005, primarily as a result of lower natural gas prices used for gas lift.

Seismic Information	During the fourth quarter of 2006, 2D seismic information increased by 140% and 3D seismic information increased by 145% as compared to the same quarter of 2005. This increase was due mainly to work in the North and South Regions to identify areas with probable hydrocarbon content and support the development of discovered fields.

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Seismic studies

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Seismic
2D (km)	352	846	140%	494	3,678	2,172	-41%	(1,506)
3D (km2)	250	613	145%	363	7,305	2,742	-62%	(4,563)

Note:	Numbers may not total due to rounding. Numbers include seismic for exploration and development.

Discoveries	Our main discoveries during the fourth quarter of 2006 were:

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Main discoveries

Successful wells in
Project	4Q06	Geologic age	Initial production	Type
Coatzacoalcos	Tabscoob-101	Miocene	9.8 MMcfd	Dry gas
Burgos	Quintal-1	Eocene	2.8 MMcfd	Wet gas
Cuichapa	Nelash-1	Pliocene	0.6 Mbd	Light crude

PEMEX financial results report as of December 31, 2006	5/38
www.pemex.com

PEMEX	Investor Relations

Veracruz Project

The Veracruz Basin Integral Project is part of the Strategic Gas Program (SGP) and is comprised of 19 fields. The most important fields are Lizamba, Apértura, Arquimia, Vistoso, Cocuite and Papán. It is part of the Veracruz Production Integral Asset and is located in Veracruz, Veracruz.

The first field of non-associated gas was discovered in 1958 when drilling the Cocuite 3 well, which had an initial production of 10 MMcfd. The Veracruz Basin Integral Project was approved in 2001. Currently, it is the second largest field of the country in terms of non-associated natural gas production, after Burgos.

During the project’s 6 years of execution, the principal activities have been:

•        acquisition of 582 km of 2D seismic and 4,551 km2 of 3D seismic,

•        completion of 85 exploratory wells and 196 development wells,

•        workover of 122 exploitation wells,

•        construction of 223 works (pipelines and facilities), and

•        discovery of 13 fields (12 of gas production and 1 of crude oil).

The aforementioned has facilitated increasing average production, from 136 MMcfd in 2001 to 723 MMcfd in 2006, and reaching a production record of 861 MMcfd in December 2006. During the fourth quarter of 2006 average production was 786 MMcfd.

The goals for 2007 are to reach an average annual production of approximately 900 MMcfd and to incorporate approximately 300 MMMcf of gas reserves. The estimated investment expected to reach these goals is Ps. 4.3 billion. The following activities are planned:[3]

•        acquisition of 1,024 km2 of 3D seismic,

•        completion of 17 exploratory wells and 18 development wells, and

•        workover of 18 wells.

For the 2008-2012 period, we expect to make investments totaling Ps. 19.5 billion, to carry out the following activities:[4]

•        acquisition of 2,028 km2 of 3D seismic,

•        completion of 156 exploratory wells and 118 development wells, and

•        workover of 19 wells.

[3]	PEMEX notes there are factors beyond its control that could affect the execution of programmed activities

[4]	Id.

PEMEX financial results report as of December 31, 2006	6/38
www.pemex.com

PEMEX	Investor Relations

Cantarell

During 2006, Cantarell’s daily average production was 1,788 Mbd of crude oil and 716 MMcfd of natural gas, representing a 12% decrease in crude oil production, as compared to 2,029 Mbd of oil production in 2005.

In November 2006, the first horizontal well in the complex was completed, Cantarell – 1009. It is characterized by a horizontal section of 150 meters and an initial production of 8.7 Mbd.

In December 2006, production decreased to 1,493 Mbd as a result of adverse weather conditions that forced a reduction in production during the first ten days of the month. Had the weather not affected the complex, additional production of 154 Mbd would have been expected.

In 2007, we expect to make investments totaling Ps. 21.1 billion to carry out the following activities:[5]

•        completion of 27 development wells (7 will be horizontal wells),

•        44 workovers,

•        startup of operations of a nitrogen elimination plant, and

•        installation of dehydrating and desalinization plants.

During the 2008-2012 period, we expect to make investments totaling a further Ps. 38.7 billion, to carry out the following activities:[6]

•        completion of 38 development wells (three multilateral wells will be executed in 2008),

•        8 workovers, and

•        deepening of 2 wells.

Ku Maloob Zaap (KMZ)

The Ku-Maloob-Zaap Project is located in the Sound of Campeche in the Gulf of Mexico. It is the second largest crude oil producing project after Cantarell.

During 2006, average daily production was 404 Mbd of crude oil and 203 MMcfd of natural gas, for which drilling of 23 development wells were completed.

Approximately 300 MMcfd of nitrogen will be injected into the basins in order to maintain their pressure. This is expected to occur by the end of the first half of 2007. Likewise, during 2007, 28 development wells will be drilled and 117 km of pipelines will be installed. These activities require an investment of Ps. 29.3 billion, in order to reach an estimated production of approximately 500 Mbd in 2007.[7] On February 22, 2007, a production record of 496.4 Mbd was reached.

During the 2008-2012 period, our investment in the project is expected to total Ps. 38.7 billion, to carry out the following activities:[8]

•        installation of platforms that will increase production capacity to approximately 800 Mbd of crude oil and 330 MMcfd of natural gas in 2010, and

•        completion of 60 development wells.

[5]	Id.

[6]	Id.

[7]	Id.

[8]	Id.

PEMEX financial results report as of December 31, 2006	7/38
www.pemex.com

PEMEX	Investor Relations

KU-S Platform

On December 15, 2006, the country’s largest platform, KU-S, was installed in the Campeche Sound, as part of the KMZ project. It has a production capacity of 250 Mbd and represents a US$250 million investment.

KU-S has the equipment to separate oil from gas and the capacity to inject and distribute 600 MMcfd of nitrogen.

Yúum K’ ak’n’aab: Lord of the Sea

It is expected that during 2007, the Floating Production, Storage and Offloading (FPSO) vessel, Yùum K’ak’náab, Lord of the Sea, will begin operations. This FPSO includes advanced technological characteristics such as:

•        blending capacity of 600 Mbd;

•        storage capacity of 2.2 MMb of crude oil;

•        capacity to receive 200 Mbd of heavy crude oil and separate 200 Mbd of high viscosity crude oil;

•        gas compression capacity of 120 MMcfd;

•        offloading capacity of 1.2 MMbd;

•        pumping capacity of 200 Mbd to Ku; and

•        capacity to receive 550 Mbd of crude oil.

The vessel will be located in the Campeche Sound and will add production to the Maloob and Zaap fields.

Deep Waters	From 2004 through 2006, 45,200 km of 2D seismic and 12,735 km2 of 3D seismic were acquired. These acquisitions are expected to permit the identification of resources in deep water areas of the Gulf of Mexico wit a greater degree of accuracy. During the same period, 234 exploratory opportunities have been identified.

PEMEX financial results report as of December 31, 2006	8/38
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PEMEX	Investor Relations

Gas and Basic Petrochemicals

Gas Processing and Dry Gas Production

During the fourth quarter of 2006, total on-shore natural gas processing increased by 7%. This increase was attributable to a 306 MMcfd increase in sweet wet gas processing due to higher availability of gas in the Burgos basin. This increase was partially offset, however, by a decrease of 35 MMcfd in sour wet gas processing due to adverse weather conditions during the first ten days of December.

As a result of the increase in sweet wet gas and the decrease in sour wet gas processing, in the fourth quarter of 2006, dry gas production increased by 9% and natural gas liquids production decreased by 5%, as compared to the same period of 2005.

Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas processed and dry gas production

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec.31,
	2005	2006	Change		2005	2006	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	3,862	4,134	7%	272	3,879	4,153	7%	274
Sour wet gas	3,124	3,089	-1%	(35)	3,153	3,203	2%	50
Sweet wet gas	739	1,045	41%	306	726	950	31%	224
Production
Dry gas	3,183	3,482	9%	299	3,147	3,445	9%	298
Natural gas liquids (Mbd)(1)	426	404	-5%	(22)	435	436	0.1%	1

(1)	Includes other streams to fractionation.

Note:	Numbers may not total due to rounding.

Infrastructure Works

On December 22, 2006, the results of the bidding process for the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC) were announced. ICA Fluor was the company that won the bidding. Each plant will have a processing capacity of 200 MMcfd. Construction of these plants began on January 15, 2007, and it is expected that sweet wet gas processing of the Burgos GPC will reach 1,200 MMcfd by the end of 2008.

Construction of a compression station in the state of Veracruz is expected to be completed during the third quarter of 2007, as part of the Emiliano Zapata Integral Project.

In addition, the Burgos-Monterrey pipeline is estimated to begin operating by the end of the third quarter of 2007. This pipeline will be able to transport 30 Mbd of LPG from the Burgos GPC to Monterrey.

PEMEX financial results report as of December 31, 2006	9/38
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PEMEX	Investor Relations

Refining

Processing	During the fourth quarter of 2006, total crude oil processing increased by 4% as compared to the same period of 2005. The processing of heavy crude decreased by 6%, while the processing of light crude increased by 11%. The increase in total crude oil processing was due mainly to programmed maintenance works during the fourth quarter of 2005. The decrease in heavy crude oil processing was a result of the strategy to maximize diesel and gasoline production and minimize fuel oil production.

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil processing

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Total processed	1,236	1,283	4%	47	1,284	1,284
Heavy Crude	519	487	-6%	(33)	538	500	-7%	(38)
Light Crude	717	796	11%	80	746	784	5%	38

Note:	Numbers may not total due to rounding.

Capacity Utilization	As a consequence of the increase in crude oil processing during the fourth quarter of 2006, the primary distillation capacity utilization rate increased to 83.3% from 80.2% in the fourth quarter of 2005.

Production

During the fourth quarter of 2006, total refined products production increased by 4 Mbd to 1,526Mbd.

Gasoline production increased by 5%, due to higher processing of intermediate gasoline inventories. Diesel production increased by 3%, while fuel oil production decreased by 9%, mainly as a result of an increase in Isthmus crude processing in la Cangrejera Complex.

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Refining production

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec.31,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Total production	1,522	1,526	0.3%	4	1,554	1,546	-1%	(9)
Gasolines	440	462	5%	22	456	457	0.2%	1
Fuel oil	343	312	-9%	(31)	351	325	-7%	(26)
Diesel	327	336	3%	8	318	328	3%	10
Liquefied petroleum gas (LPG)(1)	239	222	-7%	(17)	246	241	-2%	(5)
Jet Fuel	62	67	8%	5	63	65	2%	2
Other(2)	111	127	15%	16	120	130	8%	10

(1)	Excludes butilene and propilene; includes LPG and isobutanes from Pemex - Gas of 212 and 198 Mbd during the fourth quarter of 2005 and 2006 respectively.

(2)	Includes mainly parafines, furfural extract and aeroflex.

Note:	Numbers may not total due to rounding.

Variable Refining Margin	In the fourth quarter of 2006, PEMEX’s variable refining margin decreased by 56%,[9] to US$5.5 per barrel, from US$12.5 per barrel in the fourth quarter of 2005. This decrease was primarily a result of the increase in light crude oil processing and the effect that hurricanes Rita and Katrina had on last year’s prices.

Franchises	From December 31, 2005 to December 31, 2006, the number of franchised gas stations rose by 5%, to 7,554, from 7,172.

[9]

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, fuel oil and natural gas used to operate the refineries, and electric power, water and catalysts (auxiliary services)

PEMEX financial results report as of December 31, 2006	10/38
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PEMEX	Investor Relations

Petrochemicals

Production

Total petrochemicals production during the fourth quarter of 2006 was 2,741 thousand tons (Mt), representing a 4% increase over total petrochemicals production in the same quarter of 2005. This increase was primarily driven by:

•        Increased production of ethylene oxide and glycols due to the renovation of a catalyst.

•        Increased production of ammonia and carbon dioxide, due to better operational performance.

•        Increased production of methanol caused by the reopening of operations of the methanol plant in 2006, as a result of high natural gas prices.

Nevertheless, this increase was offset by a decrease in acrylonitrile production, due to a lower demand caused by the increase in the price of acrylonitrile. In addition, the production of low and high density polyethylene decreased due to the development of greater variety of polyethylene grades as well as equipment downtime.

Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of petrochemicals

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Mt)				(Mt)
Total production	2,644	2,741	4%	97	10,603	10,961	3%	357
Methane derivatives
Ammonia	114	130	13%	15	514	592	15%	78
Methanol	N/D	32	—	—	81	85	5%	4
Ethane derivatives
Ethylene	280	284	2%	5	1,085	1,128	4%	43
Ethylene oxide	62	89	44%	27	321	361	12%	40
Low density polyethylene	83	75	-9%	(8)	296	323	9%	27
High density polyethylene	45	36	-19%	(8)	169	167	-1%	(2)
Vinyl chloride	69	65	-6%	(4)	159	209	32%	50
Aromatics and derivatives
Toluene	62	55	-11%	(7)	253	203	-19%	(49)
Ethylbenzene	41	47	17%	7	155	156	0%	1
Benzene	34	40	18%	6	160	135	-16%	(26)
Propylene and derivatives
Acrylonitrile	10	N/D		—	63	—		(63)
Polypropylene	92	81	-11%	(11)	380	340	-10%	(40)
Others(1)	1,753	1,806	3%	53	6,968	7,262	4%	294

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others.

Note:	Numbers may not total due to rounding.

Infrastructure Works	During the fourth quarter of 2006, performance tests continued at the Swing plant in the Morelos Petrochemical Complex. The plant has a capacity to produce 300 Mt per year of low and high linear polyethylene. Commercial production is expected to begin during the first half of 2007.

PEMEX financial results report as of December 31, 2006	11/38
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PEMEX	Investor Relations

International Trade10

Crude Oil Exports

During the fourth quarter of 2006, PEMEX’s crude oil exports averaged 1,663 Mbd, 12% lower than the volume recorded during the fourth quarter of 2005. This decrease was due mainly to adverse weather conditions during the month of December and Cantarell’s production decline.

Approximately 83% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

79% of total crude oil exports were delivered to the United States, while the remaining 21% was distributed among Europe (10%), the rest of the Americas (9%) and the Far East (3%).

In the fourth quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$48.6 per barrel, as compared to US$45.6 per barrel in the fourth quarter of 2005, representing a 7% increase.

Refined Products and Petrochemicals’ Exports

Exports of refined products averaged 178 Mbd, 7% lower than in the fourth quarter of 2005. This was due primarily to the processing of Isthmus crude oil in La Cangrejera and lower jet fuel exports. The main refined products exported were naphtha and fuel oil.

Petrochemical exports decreased by 4%, or 8 Mt, totaling 184 Mt for the fourth quarter of 2006. This was attributable primarily to lower sulfur sales. The main petrochemical exports were sulfur[11] and low-density polyethylene.

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Crude oil exports (Mbd)(2)
Total	1,888	1,663	-12%	(225)	1,817	1,793	-1%	(24)
Heavy	1,508	1,373	-9%	(135)	1,520	1,494	-2%	(27)
Light	172	66	-61%	(105)	81	68	-16%	(13)
Extra-light	208	223	7%	15	216	231	7%	15
Average price (US$/b)	45.6	48.6	7%	3	42.69	53.08	24%	10
Refined products (Mbd)	192	178	-7%	(14)	186	188	1%	1
Petrochemicals (Mt)	192	184	-4%	(8)	853	824	-3%	(29)

(1)	Source: PMI. Does not consider third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.

Note:	Numbers may not total due to rounding.

[10]	According to data provided by Pemex International (PMI)

[11]	Although sulfur is not a petrochemical product, it is included in this group for reporting simplification

PEMEX financial results report as of December 31, 2006	12/38
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PEMEX	Investor Relations

Imports

In the fourth quarter of 2006, natural gas imports averaged 352 MMcfd, 24% higher than during the same period in 2005, due to an increase in domestic demand and to fuel oil substitution by Comisión Federal de Electricidad (CFE).

Imports of refined products increased by 1%, from 450 Mbd in the fourth quarter of 2005 to 455 Mbd in the fourth quarter of 2006. This increase was mainly attributable to higher demand for gasolines and diesel.

Imports of petrochemicals decreased by 32%, to 107 Mt, primarily due to lower ethylene, ammonia and methanol requirements. The main imported products were isobutenes and xylenes.

Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Imports(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Natural gas (MMcfd)	284	352	24%	68	480	451	-6%	(29)
Refined products (Mbd)(2)	450	455	1%	4	392	430	10%	38
Petrochemicals (Mt)	159	107	-32%	(51)	397	436	10%	38

(1)	Source: PMI except natural gas imports. Does not consider third party trading operations by PMI.

(2)

Includes the volume of imported products under processing agreements. Also includes 103 Mbd and 108 Mbd of LPG for the fourth quarters of 2005 and 2006, respectively; and 73 Mbd and 76 Mbd of LPG for the January - December periods of 2005 and 2006, respectively.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	13/38
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PEMEX	Investor Relations

Financial Results as of December 31, 2006

Sales

Total Sales

During the fourth quarter of 2006, total sales, which did not include the special tax on production and services, or IEPS tax rate during the period, decreased by 11% in constant pesos, from Ps. 265.9 billion in the fourth quarter of 2005, including the IEPS tax, to Ps. 236.2 billion in the fourth quarter of 2006. This was primarily due to lower revenue obtained from crude oil exports.

Crude oil exports decreased as a result of adverse weather conditions and lower crude oil production.

Domestic Sales

During the fourth quarter of 2006, domestic sales, including IEPS in the fourth quarter of 2005, decreased by 6%, from Ps. 142.3 billion to Ps. 133.0 billion in the fourth quarter of 2005. Excluding the IEPS tax from the domestic sales figure for 2006, domestic sales decreased by 5%, from Ps. 140.0 billion to Ps. 133.0 billion:

•        Natural gas sales decreased by 29%, from Ps. 24.5 billion to Ps. 17.4 billion, due to a decrease in the average price from US$9.67 to US$5.79 per million British Thermal Unit (MMBtu), which was partially offset by a 16% increase in volume, from 2,506 MMcfd to 2,914 MMcfd.

•        Sales of refined products, net of IEPS, increased by 0.5% from Ps. 109.3 billion to Ps. 109.8 billion. Refined products sales volume decreased by 1%, from 1,794 Mbd to 1,769 Mbd. The negative IEPS generated by sales of refined products in the fourth quarter of 2006 was credited to other taxes, and appear as “other revenues” in our income statement, as compared to Ps. 2.3 billion collected and then paid to the government in the fourth quarter of 2005. Sales of refined products, including IEPS collected in the fourth quarter of 2005, decreased by 2%, from Ps. 111.6 billion to Ps. 109.8 billion.[12]

•        Petrochemical sales decreased by 5%, from Ps. 6.1 billion to Ps. 5.8 billion primarily as a result of a price effect, based on a 10% increase in sales volume, from 920 Mt to 1,012 Mt.

Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Domestic sales*

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales including IEPS(1)	142,262	133,031	-6%	(9,231)	12,226	525,583	546,750	4%	21,167	50,248
Domestic sales without IEPS	139,976	133,031	-5%	(6,945)	12,226	504,549	546,750	8%	42,200	50,248
Natural gas	24,540	17,376	-29%	(7,165)	1,597	84,368	77,958	-8%	(6,410)	7,165
Refined products including IEPS	111,596	109,819	-2%	(1,778)	10,093	418,511	446,043	7%	27,532	40,993
Refined products	109,310	109,819	0.5%	509	10,093	397,478	446,043	12%	48,565	40,993
Gasoline	51,369	56,385	10%	5,016	5,182	195,761	227,093	16%	31,331	20,871
Diesel	21,258	22,813	7%	1,554	2,097	83,478	90,434	8%	6,957	8,311
LPG	14,396	14,276	-1%	(120)	1,312	51,387	53,811	5%	2,424	4,945
Other	22,287	16,345	-27%	(5,941)	1,502	66,851	74,704	12%	7,853	6,866
IEPS	2,286	—		(2,286)	—	21,033	—		(21,033)	—
Petrochemical products	6,126	5,837	-5%	(289)	536	22,704	22,749	0.2%	45	2,091

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)

Figures for 2005 include the Special Tax on Production and Services (IEPS), collected by PEMEX and then paid to the Mexican Government (as part of taxes and duties). Sales figures for 2006 do not include the IEPS, because the IEPS rate was negative throughout 2006.

Note:	Numbers may not total due to rounding.

[12]

During 2005 and 2006, the average production cost of gasoline and diesel was higher than the retail price. In 2005, PEMEX absorbed this difference, in accordance with Mexico’s Income Tax Law of 2005. In 2006, the difference was credited against other taxes and duties paid by PEMEX, in accordance with Mexico’s Income Tax Law of 2006, and is recorded under “other revenues” in the income statement.

PEMEX financial results report as of December 31, 2006	14/38
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PEMEX	Investor Relations

Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Volume of domestic sales(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Natural gas (MMcfd)	2,506	2,914	16%	407	2,632	2,955	12%	323
Refined products (Mbd)	1,794	1,769	-1%	(25)	1,772	1,763	-0.5%	(9)
Gasoline	699	741	6%	42	671	718	7%	47
Diesel	331	348	5%	17	320	345	8%	25
LPG	330	322	-2%	(8)	314	306	-3%	(8)
Other	434	357	-18%	(77)	467	394	-15%	(72)
Petrochemicals (Mt)	920	1,012	10%	91	3,750	3,826	2%	76

Note:	Numbers may not total due to rounding.

Exports

During the fourth quarter of 2006, export sales totaled Ps. 103.2 billion (US$9.5 billion), 17% lower than the Ps. 123.7 billion registered in the fourth quarter of 2005:

•        Crude oil and condensates export sales decreased 16%, from Ps. 110.3 billion to Ps. 92.4 billion, mainly as a result of a 12% decrease in volume, from 1,888 Mbd to 1,663 Mbd, which was partially offset by a 7% increase in the weighted average crude oil export price, from US$ 45.6 per barrel to US$ 48.6 dollars per barrel.

•        Refined products export sales decreased by 21%, from Ps. 12.5 billion to Ps. 9.9 billion, while the volume of refined products exports decreased by 7%, from 192 Mbd to 178 Mbd.

•        Petrochemical products export sales increased by 14%, from Ps. 0.8 billion to Ps. 0.9 billion, and the volume of petrochemical exports increased by 5%, from 174 to 184 Mt.[13]

Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	123,685	103,195	-17%	(20,490)	9,484	440,701	511,366	16%	70,665	46,996
Crude oil and condensates	110,349	92,377	-16%	(17,972)	8,490	394,264	459,100	16%	64,836	42,193
Refined products	12,544	9,913	-21%	(2,631)	911	42,464	48,627	15%	6,163	4,469
Petrochemical products	792	905	14%	113	83	3,973	3,639	-8%	(334)	334

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note:	Numbers may not total due to rounding.

[13]	Since the composition of imports and exports baskets is different, the effect of changes in prices may be different for each basket.

PEMEX financial results report as of December 31, 2006	15/38
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PEMEX	Investor Relations

Costs and Operating Expenses

Total Amount	In the fourth quarter of 2006, costs and operating expenses decreased by 22%, or Ps. 36.8 billion, as compared to the fourth quarter of 2005, to Ps. 128.9 billion (US$11.8 billion). This decrease was primarily due to lower acquisition costs of products.

Cost of Sales

In the fourth quarter of 2006, cost of sales decreased by 29%, or Ps. 42.2 billion, to Ps. 105.5 billion (US$9.7 billion). The decrease was the result of the following:

•        a decrease of Ps. 28.6 billion in the cost of purchase of products,

•        a favorable effect of Ps. 9.1 billion in the variation of inventories,

•        a decrease of Ps. 4.3 billion in exploration and non-successful drilling expenses,

•        a decrease of Ps. 3.0 billion in upkeep and maintenance,

•        a favorable effect of Ps. 1.6 billion in manufacturing,

•        an increase of Ps. 1.9 billion in the cost of the reserve for retirement payments, and

•        an increase of Ps. 0.9 billion in depreciation and amortization.

Distribution Expenses	During the fourth quarter of 2006, distribution expenses decreased by 2%, from Ps. 7.0 billion to Ps. 6.9 billion (US$0.6 billion).

Administrative Expenses	During the fourth quarter of 2006, administrative expenses increased from Ps. 11.0 to Ps. 16.5 billion (US$1.5 billion), partly as a result of a Ps. 1.5 billion increase in the reserve for retirement payments. In addition, in the fourth quarter of 2005, the annual benefits as a result of medical services provided after retirement were recognized, representing Ps. 2.0 billion, while in 2006, these benefits were recognized throughout the year and not only during the fourth quarter.

Cost of the Reserve for Retirement Payments	The cost of the reserve for retirement payments, pensions and indemnities increased, from Ps. 13.3 billion in the fourth quarter of 2005 to Ps. 17.8 billion. This cost is distributed among cost of sales, distribution expenses and administrative expenses.

Operating Income

Operating income in the fourth quarter of 2006 totaled Ps. 107.3 billion (US$53.2 billion), 7% greater than the comparable figure for the fourth quarter of 2005 of Ps. 100.2 billion.

Excluding the IEPS collected by PEMEX in the fourth quarter of 2005, operating income increased by 10%, or Ps. 9.3 billion, to Ps. 107.3 billion (US$9.9 billion) in the fourth quarter of 2006 from Ps. 98.0 billion in the fourth quarter of 2005.

PEMEX financial results report as of December 31, 2006	16/38
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PEMEX	Investor Relations

Comprehensive Financing Cost

Total Amount

During the fourth quarter of 2006, comprehensive financing cost increased by Ps. 1.7 billion, from Ps. 0.7 billion to Ps. 2.5 billion (US$0.2 billion). This increase was mainly caused by:

•        a decrease of Ps. 3.8 billion in monetary gain,

•        an increase of Ps. 1.6 billion in foreign exchange gains, and

•        a decrease of Ps. 0.4 billion in net interest and financial products expense.

Net Interest and Financial Products[14]

In the fourth quarter of 2006, net interest and financial products decreased by 3%, from Ps. 12.9 billion to Ps. 12.5 billion (US$1.1 billion).

Interest expense, including capitalized interest, decreased by Ps. 1.9 billion, while interest income increased by Ps. 1.5 billion.

Foreign Exchange Gain

In the fourth quarter of 2006, net foreign exchange gains totaled Ps. 3.0 billion (US$0.3 billion) as compared to a net foreign exchange gain of Ps. 1.4 billion in the fourth quarter of 2005.

This increase was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 1.0% during the fourth quarter of 2006, as compared to a depreciation of 0.1% in the comparable period of 2005.

Monetary Gain	In the fourth quarter of 2006, the monetary gain was Ps. 7.0 billion (US$0.6 billion), representing a decrease of Ps. 3.8 billion as compared to the monetary gain for the fourth quarter of 2005.

Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Comprehensive financing cost

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	717	2,461	243%	1,744	226	4,661	22,644	386%	17,983	2,081
Financial income**	239	1,748	631%	1,509	161	(15,079)	(13,845)	-8%	1,233	(1,272)
Financial cost**	12,651	10,741	-15%	(1,910)	987	55,076	48,617	-12%	(6,459)	4,468
Foreign exchange loss (gain)	(1,368)	(2,991)	119%	(1,622)	(275)	(18,342)	2,354		20,696	216
Monetary loss (gain)	(10,805)	(7,038)	-35%	3,766	(647)	(16,994)	(14,481)	-15%	2,513	(1,331)

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

**	The financial cost and financial income include the effect of financial derivatives.

Note:	Numbers may not total due to rounding.

Other Revenues

Other Net Revenues	In the fourth quarter of 2006, other net revenues totaled a positive Ps. 9.6 billion (US$0.9 billion), as compared to a negative Ps. 2.2 billion during the fourth quarter of 2005. The increase was primarily due to higher income generated by the IEPS credit, equivalent to a negative tax rate, of Ps. 4.2 billion.

[14]	Includes the effect of financial derivatives

PEMEX financial results report as of December 31, 2006	17/38
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PEMEX	Investor Relations

Income before Taxes and Duties

During the fourth quarter of 2006, income before taxes and duties was Ps. 114.5 billion (US$10.5 billion), as compared to Ps. 97.4 billion during the same period of 2005. The 18% increase was primarily the result of:

•       an increase of Ps. 11.8 billion in other net revenues, and

•       an increase of Ps. 7.1 billion in operating income, which were partially offset by

•       an increase of Ps. 1.7 billion in comprehensive financing cost.

Taxes and Duties

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. As a result of this new tax regime taxes and duties as a percentage of total sales decreased from 63% to 55% in 2006. However, this figure still positions PEMEX among the companies with the highest tax burden worldwide.

Pemex - Exploration and Production’s tax regime is governed by the Federal Duties Law, while the other Subsidiary entities continue to be governed by Mexico’s Income Tax Law.

The most important duty paid by Pemex-Exploration and Production is the ordinary hydrocarbons duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, Pemex - Exploration and Production pays the following duties under the new fiscal regime:

•       duty on crude oil extraction,

•       extraordinary duty on crude oil exports,

•       duty on hydrocarbons for the stabilization fund,

•       duty on hydrocarbons for the fund for scientific and technological research on energy,

•       duty on hydrocarbons for fiscal monitoring of oil activities,

•       additional duty (for low crude oil extraction), and

•       excess gains duty.[15]

Total Amount

During 2006, taxes and duties paid decreased by 3%, from Ps. 604.2 billion to Ps. 584.5 billion. Nevertheless, sales only decreased by 10%. As a consequence, taxes and duties as a percentage of total sales decreased from 63% to 55%.

During the fourth quarter of 2006, taxes and duties paid decreased by 27%, from Ps. 167.2 billion to Ps. 121.4 billion. Nevertheless, sales only decreased 11%. As a consequence, taxes and duties as a percentage of total sales decreased from 63% to 51% in the fourth quarter of 2006.

[15]

In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This duty is complemented by the extraordinary duty on crude oil exports, which is equal to 13.1% of the revenues from crude oil export sales in excess of the same threshold price. The resulting combined duty is equivalent to 19.6%, which is 50% of the excess gains duty tax rate paid in 2005.

PEMEX financial results report as of December 31, 2006	18/38
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PEMEX	Investor Relations

IEPS

Under the current fiscal regime, the IEPS,[16] which applies to domestic sales of gasoline and automotive diesel, continues to be regulated by Mexico’s Income Tax Law.

During 2005 and 2006, the average producer price of gasoline and diesel was higher than the retail price. In 2005, PEMEX absorbed this difference, in accordance with Mexico’s 2005 Income Tax Law. In 2006, this difference was credited against the other taxes and duties paid by PEMEX, in accordance to Mexico’s 2006 Income Tax Law. The IEPS credit is reflected in “other revenues” in the income statement.

During the fourth quarter of 2006, PEMEX recorded a Ps. 4.2 billion IEPS credit against other taxes and duties, as compared to a Ps. 2.3 billion payment in the fourth quarter of 2005.

Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Taxes and duties

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	167,186	121,377	-27%	(45,809)	11,155	604,164	584,459	-3%	(19,705)	53,714
Hydrocarbon duties	141,972	119,541	-16%	(22,430)	10,986	515,059	567,152	10%	52,093	52,123
Ordinary hydrocarbons duty	—	103,283		103,283	9,492	—	498,462		498,462	45,810
Duty on crude oil extraction	141,972	3		(141,968)	0	515,059	36		(515,023)	3
Extraordinary duty on crude oil exports	—	2,760		2,760	254	—	15,958		15,958	1,467
Duty on hydrocarbons for the stabilization fund	—	11,532		11,532	1,060	—	47,833		47,833	4,396
Duty on hydrocarbons for the fund for scientific and technological research on energy	—	92		92	8	—	414		414	38
Duty for fiscal monitoring of oil activities	—	6		6	1	—	25		25	2
Additional duty	—	1,866		1,866	171	—	4,424		4,424	407
Special Tax on Production and Services (IEPS)	2,286	—		(2,286)	—	21,033	—		(21,033)	—
Excess gains duty	17,369	1,293	-93%	(16,076)	119	58,665	7,916	-87%	(50,748)	728
Other taxes and duties	5,560	543	-90%	(5,017)	50	9,407	9,391	0%	(16)	863

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

[16]

IEPS is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (Secretaría de Hacienda y Crédito Público) and the end consumer. PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated producer price of gasoline and diesel is primarily IEPS. The Ministry of Finance determines the retail price of gasoline and diesel. The estimated producer price of gasoline and diesel is based on the production cost of production at efficient refinery located in the Gulf of Mexico plus transportation.

PEMEX financial results report as of December 31, 2006	19/38
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PEMEX	Investor Relations

Net Income

During the fourth quarter of 2006, PEMEX recorded net loss of Ps. 6.9 billion (US$0.6 billion), as compared to a net loss of Ps. 76.3 billion during the fourth quarter of 2005. The decrease of Ps. 69.4 billion in net loss is explained by:

•       a decrease of Ps. 45.8 billion in taxes and duties,

•       an increase of Ps. 11.8 billion in other net revenues,

•       an increase of Ps. 7.1 billion in operating income,

•       a Ps. 6.5 billion reduction in 2005 net income due to the initial cumulative effect of the adoption of new accounting standards, which was not repeated in 2006, and

•       an increase of Ps. 1.7 billion in comprehensive financing cost.

EBITDA

During the fourth quarter of 2006, EBITDA increased by 21%, from Ps. 121.9 billion to Ps. 151.6 billion (US$13.9 billion).

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

EBITDA reconciliation

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	(76,324)	(6,903)		69,421	(634)	(79,374)	42,497		121,872	3,906
+ Taxes and duties	167,186	121,377	-27%	(45,809)	11,155	604,164	584,459	-3%	(19,705)	53,714
- Special Tax on Production and Services (IEPS)	2,286	—		(2,286)	—	21,033	—		(21,033)	—
+ Comprehensive financing cost	717	2,461	243%	1,744	226	4,661	22,644	386%	17,983	2,081
+ Depreciation and amortization	15,801	16,828	6%	1,027	1,547	54,897	63,302	15%	8,405	5,818
+ Cost of the reserve for retirement payments	13,333	17,846	34%	4,513	1,640	57,726	69,141	20%	11,415	6,354
- Initial cumulative effect due to the adoption of new accounting standards	(6,507)	—		6,507	—	(1,837)	—		1,837	—
EBITDA	124,934	151,608	21%	26,674	13,933	622,877	782,043	26%	159,166	71,872

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	20/38
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PEMEX	Investor Relations

Total Assets

As of December 31, 2006, total assets reached Ps. 1,210.4 billion (US$111.2 billion), representing a 12%, or Ps. 125.5 billion, increase as compared to total assets as of December 31, 2005. The changes in the components of total assets were as follows:

•        cash and cash equivalents increased by 50%, or Ps. 63.0 billion,

•        properties and equipment increased by 6%, or Ps. 40.3 billion,

•        accounts receivable increased by 14%, or Ps. 17.8 billion,

•        the value of inventories increased by 13%, or Ps. 6.9 billion,

•        financial derivative instruments increased by 12%, or Ps. 0.4 billion, and

•        other assets decreased by 2.6%, or Ps. 2.9 billion.

Total Liabilities

Total liabilities increased by 5%, to Ps. 1,172.9 billion (US$107.8 billion):

•        short-term liabilities increased by 3%, or Ps. 5.1 billion, to Ps. 176.2 billion (US$16.2 billion), primarily as a result of an increase in long- term debt with maturities of less than twelve months, and

•        long-term liabilities increased by 6%, or Ps. 55.1 billion, to Ps. 996.7 billion (US$91.6 billion), mainly due to an increase in the reserve for retirement payments, pensions and seniority premiums.

Reserve for Retirement Payments	The reserve for retirement payments, pensions and seniority premiums increased by 16%, from Ps. 390.9 billion to Ps. 454.3 billion (US$41.8 billion) according to actuarial studies.

Equity

PEMEX’s equity increased by Ps. 65.4 billion, from negative Ps. 28.0 billion as of December 31, 2005, to Ps. 37.5 billion (or US$3.4 billion) as of December 31, 2006. The change in equity was due to:

•        a payment from the government to PEMEX in the amount of Ps. 47.0 billion which consisted of Ps. 45.6 billion and Ps. 143 million that were paid in accordance with the Federal Expenditure Budget for the 2006 and 2005 fiscal years, respectively,

•        a decrease of Ps. 26.4 billion in cumulative net losses, due to net income generated in 2006,

•        a decrease of Ps. 18.2 billion in the reserve for retirement payments, pensions and seniority premiums,

•        an increase of Ps. 5.1 billion due in the restatement of equity this line item is linked to the restatement of fixed assets, and

•        an increase of Ps. 5.1 billion in comprehensive income due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedging Operations”.

PEMEX financial results report as of December 31, 2006	21/38
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Results by Segment

Operating Income

In 2006, operating income totaled Ps.579.1 billion (US$53.2 billion), representing a 12% increase as compared to 2005 operating income of Ps. 519.0 billion.

•        Pemex - Exploration and Production’s operating income totaled Ps. 660.9 billion (US$60.7 billion), Ps. 114.0 billion higher than its operating income in 2005.

•        Pemex - Gas and Basic Petrochemicals’ operating income totaled Ps. 9.2 billion (US$0.8 billiion), Ps.1.1 billion less than its operating income in 2005.

•        the operating loss of Pemex Refining totaled Ps. 77.0 billion (US$7.1 billion), Ps. 28.1 billion greater than its operating loss in 2005.

•        the operating loss of Pemex Petrochemicals totaled Ps. 11.7 billion (US$1.1 billion), Ps. 2.2 billion greater than its operating loss in 2005.

Changes in Financial Position

Funds Provided by Operating Activities	In 2006, funds provided by operating activities totaled Ps. 129.0 billion (US$11.9 billion). The increase of Ps. 76.9 billion was primarily due to an increase in net income.

Funds Provided by Financing Activities	In 2006, funds provided by financing activities totaled Ps. 41.0 billion (US$0.9 billion). The Ps. 33.1 billion decrease was mainly due to the decrease in offerings of debt securities.

Funds Used in Investing Activities	In 2006, funds used in investing activities totaled Ps. 107.0 billion (US$9.8 billion), the increase was primarily a result of the increase in fixed assets.

PEMEX financial results report as of December 31, 2006	22/38
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Investing and Financing and Activities

Investing Activities

2006	During the fourth quarter of 2006, US$1.0 billion of additional resources were approved for investment in exploration and production activities. As a result, total investment increased to US$13.8 billion, as compared to US$10.8 in 2005, out of which PIDIREGAS investments represented US$12.0 billion.

2007

Estimated capital expenditures for 2007 total Ps. 155.4 billion (US$13.9 billion), out of which PIDIREGAS investments represent Ps. 154.9 billion (US$13.8 billion).

The allocation of total capital expenditures by line of business is as follows:

•        Ps. 137.4 billion for Exploration and Production (Ps. 19.0 billion for exploration and Ps. 118.4 billion for development),

•        Ps. 15.4 billion for Refining,

•        Ps. 1.5 billion for Gas and Basic Petrochemicals, and

•        Ps. 1.0 billion for Petrochemicals.

These amounts are subject to budgetary adjustments.

Financing Requirements

2006

During 2006, US$4.4 billion of new financing was raised as follows:

•        US$2.0 billion from export credit agencies (ECA’s),

•        US$1.5 billion from the international capital markets, and

•        US$0.9 billion from the Mexican capital market.

2007	PEMEX is planning to rise between US$1 and US$2 billion to finance its investment program for 2007. As in previous years, this amount is subject to change as a result of several factors, including market conditions.

PEMEX financial results report as of December 31, 2006	23/38
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Capital Markets

Master Trust

The Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings during 2006:

•       On February 2, 2006, it reopened two issuances originally issued on June 8, 2005, in a total amount of US$1,500 million divided in two tranches:

•  US$750 million of its 5.75% notes due in 2015, and

•  US$750 million of its 6.625% bonds due in 2035.

•       On May 3, 2006, it signed a US$1,250 million syndicated revolving credit facility maturing in three years. This line can be used either by the Pemex Project Funding Master Trust or by Petróleos Mexicanos

•       On May 18, 2006, it closed a US$4,250 million syndicated term loan which was used to refinance the syndicated loan signed on March 22, 2005. It is divided into two tranches:

•  Tranche A: US$1,500 million maturing in five years, and

•  Tranche B: US$2,750 million with a final maturity in seven years.

F/163	On June 16, 2006, the Fideicomiso F/163, a Mexican trust whose debt is guaranteed by PEMEX, issued Ps. 10 billion of notes due in seven years. These notes (CEBURES) will pay a monthly coupon rate equivalent to the Mexican interbank rate (TIIE) less 0.07% per annum.

Total Debt

Total Amount

As of December 31, 2006, PEMEX’s total consolidated debt, including accrued interest, totaled Ps. 569.3 billion (US$52.3 billion).[17] This figure represents an increase of 2%, or Ps.9.8 billion, as compared to total debt at December 31, 2005, primarily as a result of the increase in long-term debt with maturities of less than twelve months.

Total debt with less than twelve months maturity totaled Ps. 63.8 billion (US$5.9 billion) as of December 31, 2006.

Total long-term debt totaled Ps. 505.5 billion (US$46.5 billion) as of December 31, 2006.

Net Debt	Net debt, or the difference between total debt and cash equivalents, decreased by Ps. 53.1 billion, to Ps. 380.6 billion (US$35.0 billion) as of December 31, 2006, from Ps. 433.8 billion in 2005.

[17]	Total consolidated debt is comprised by documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux S.A. and Pemex Finance, Ltd

PEMEX financial results report as of December 31, 2006	24/38
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Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated total debt

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total debt	559,482	569,314	2%	9,833	52,322
Short-term	37,558	63,840	70%	26,282	5,867
Long-term	521,924	505,475	-3%	(16,449)	46,455
Cash & cash equivalents	125,724	188,690	50%	62,965	17,341
Total net debt	433,758	380,625	-12%	(53,133)	34,981

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note: Numbers may not total due to rounding.

Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Maturity profile

	As of December 31,
	(Ps. mm)	US$mm
Documented debt in pesos	111,785	10,273
2007	13,928	1,280
2008	4,944	454
2009	13,944	1,282
2010	20,085	1,846
2011 and beyond	58,884	5,412
Documented debt in other currencies	457,529	42,048
2007	49,912	4,587
2008	50,550	4,646
2009	54,074	4,970
2010	42,147	3,873
2011 and beyond	260,845	23,973
Total debt	569,314	52,322

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	25/38
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Duration	The following table presents average duration of debt exposure.

Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Average duration of debt exposure

	As of December 31,
	2005	2006	Change
	(Years)
U.S. Dollars	4.1	4.2	0.03
Mexican pesos	2.2	1.7	(0.5)
Euros	1.4	3.6	2.3
Japanese yen	2.4	1.8	(0.5)
Swiss francs	0.2	0.0	(0.2)
Total	3.7	3.6	(0.2)

Note:	Numbers may not total due to rounding.

Interest Rate Risk	PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2006, approximately 59% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 41% carried floating rates.

Debt Exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Debt exposure

(excluding accrued interest)

	As of December 31,
	2005	2006	2005	2006	2005	2006
	By currency		Percentage At fixed rate		At floating rate
U.S. Dollars	79.1%	76.0%	64.8%	65.1%	35.2%	34.9%
Mexican pesos	20.8%	23.9%	48.8%	38.8%	51.2%	61.2%
Euros	0.003%	0.001%	32.0%	100.0%	68.0%	0.0%
Japanese yen	0.14%	0.10%	100.0%	100.0%	0.0%	0.0%
Swiss francs	0.0002%	0.0%	0.0%	0.0%	100.0%	0.0%
Total	100.0%	100.0%	61.5%	58.8%	38.5%	41.2%

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	26/38
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Other Relevant Topics

Appointments

On December 4, 2006, Jesús Reyes Heroles G. G. was appointed Director General of Petróleos Mexicanos, replacing Luis Ramírez Corzo.

The following appointments were ratified at the subsidiary entity level:

•        Carlos Morales Gil as Director General of Pemex – Exploration and Production;

•        Roberto Ramírez Soberón as Director General of Pemex - Gas and Basic Petrochemicals; and

•        Rafael Beverido Lomelín as Director General of Pemex - Petrochemicals.

In addition, the following appointments were announced:

•        José Antonio Ceballos as Director General of Pemex – Refining; and

•        Heber Cinco Ley, Director General of the Mexican Petroleum Institute.

On February 27, 2007 the Board of Directors ratified the following executives in the:

Direction General:

•        Roberto Ortega Lomelín, as Executive Coordinator of the Director General;

•        Mariano Ruiz Funes, as Chief of Staff of the Director General; and

•        Luis López González, as Private Secretary of the Director General.

Corporate Direction of Operations:

•        Raúl Livas Elizondo, as Corporate Director of Operations;

•        Rolando Alejandro Hernández Albín, as Deputy of Business and Technology Processes;

•        Guillermo Camacho Uriarte, as Deputy Director of Operational Discipline, Safety, Health and Environmental Protection; and

•        Raúl Mendoza Mata, as Deputy Director of Supplies.

In addition, the following appointments were announced in the Corporate Division:

•        Ernesto Ríos Montero, as Corporate Director of Engineering and Project Development;

•        Enrique Rodríguez Betancourt, as Deputy Director of Pipeline Transport;

•        Yolanda G. Valladares Valle, as Corporate Manager of Social Development; and

•        Carlos Ramírez Fuentes, as Corporate Manager of Communications.

The following appointments were announced in Pemex – Exploration and Production:

•        Antonio Escalera Alcocer, as Deputy Technical Director of Exploration;

•        Teódulo Gutiérrez Acosta, as Deputy Technical Director of Exploitation;

•        Jorge Fernández Venegas, as Deputy Director of the North Region;

•        Jorge Serrano Lozano, as Deputy Director of the South Region; and

•        Adrián Oviedo Pérez, in charge of COMESA.

The following appointments were announced in Pemex – Gas and Basic Petrochemicals:

•        Mario Nieto Garza, as Deputy Director of Pipelines; and

•        Miguel Bueno, as Deputy Director of LPG Gas and Basic Petrochemicals.

The following appointments were announced in Pemex – Refining:

•        Claudio Urencio Castro, as Deputy Director of Storage and Distribution; and

•        Antonio Álvarez Moreno, as Deputy Director of Industrial Safety and Environmental Protection.

PEMEX financial results report as of December 31, 2006	27/38
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Appointments in the Board of Directors

The following appointments to the Board of Directors were announced on February 27, 2007:

•        Georgina Kessel Martínez, President and Minister of Energy;

•        Juan Rafael Elvira Quesada, Advisor and Minister of the Environment and Natural Resources;

•        Agustín Guillermo Carstens Carstens, Advisor and Minister of Finance and Public Credit;

•        Eduardo Sojo Garza Aldape. Advisor and Minister of Economy;

•        Luis Téllez Kuenzler, Advisor and Minister of Communications and Transport; and

•        Gerardo Ruiz Mateos, Advisor and General Coordinator of Cabinets and Special Projects of the Presidency of the Republic.

In addition, five representatives of the Union of Petroleum Workers of the Mexican Republic were appointed to the Board of Directors.

Clean Industry Certifications

Petróleos Mexicanos received 86 Clean Industry Certifications from the Mexican Environmental Protection Agency (Profepa). The certifications were granted to five areas of Pemex -Exploration and Production:

•        Southwest Marine Region

•        Northeast Marine Region

•        Macuspana Asset, of the South Region

•        Veracruz Asset, of the North Region

•        Unit of Drilling and Maintenance Wells

Carbon emissions trading	On march 4, 2007, PEMEX and STATOIL signed the first agreement for carbon emissions trading, its objective is to reduce 1.6 million tons of green house emissions within the next 10 years.

Zero Incapacitating Personal Injury Accidents

As of February, 19, 2007, there have been no incapacitating personal injury accidents in Pemex-Gas and Basic Petrochemicals in 12 months. This was a result of the improvements in the areas of safety, health and environmental protection matters.

Improvements in the area of safety, health and environmental protection began 10 years ago with the implementation of the Safety, Health and Environmental Program (PROSSPA). The Program includes the implementation of 12 international best practices in safety matters and other important tools, such as operational discipline, management of safety process and mechanical integrity, as well as quality assurance. The program also includes an intense training regime.

PEMEX financial results report as of December 31, 2006	28/38
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Incidents

During the fourth quarter of 2006, the following incidents occurred in the states of Morelos, Veracruz, Oaxaca, Tamaulipas and Tabasco:

•        On October 17, 2006, an explosion occurred at PEMEX’s Quetzalcoatl tanker. The incident occurred while the contracting company, López García S.A. de C.V., was repairing the loading crane of the ship at the Pajaritos Maritime Terminal in Coatzacoalcos, Veracruz. The tanker was not in operation and was not loaded with any fuel. The explosion was caused by a spark that had contact with gas residuals in the ventilation system of the tanker. Seven people were killed in this incident.

•        On October 24, 2006, a fire occurred in the high vacuum plant number one in the Antonio Dovalí Jaime Refinery, located in Salina Cruz, Oaxaca. No personal injuries were sustained and production was not altered.

•        On October 28, 2006, a fuel oil leakage of approximately 1,600 liters occurred in the rights of way of the Revolución Verde community in Ciudad Madero, Tamaulipas. Technical personnel of the company repaired the damaged pipeline within two days after the incident occurred and carried out an environmental clean-up in the streets and houses affected.

•        On November 11, 2006, vandalism caused a hydrocarbon leak of approximately 70 liters in the Sánchez Magallanes field at La Trinidad community of the Cárdenas, Tabasco municipality. No material or personal damages were sustained.

PEMEX financial results report as of December 31, 2006	29/38
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Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil production by selected fields (quarterly)

					2004				2005				2006
	2000	2001	2002	2003	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Mbd)
Total	3,012	3,127	3,177	3,371	3,382	3,422	3,382	3,346	3,316	3,425	3,286	3,306	3,345	3,329	3,247	3,104
Northeast Marine Region	1,763	1,986	2,152	2,416	2,440	2,479	2,436	2,408	2,375	2,450	2,305	2,300	2,334	2,289	2,174	2,026
Akal and Nohoch	1,420	1,673	1,851	2,054	2,085	2,110	2,074	2,047	2,067	2,041	1,905	1,883	1,882	1,797	1,698	1,564
Ku	205	176	185	197	185	194	197	189	159	213	213	225	244	278	282	272
Zaap	30	26	21	41	53	53	54	68	53	77	75	71	82	76	66	62
Maloob	50	45	35	50	51	55	55	50	38	51	48	50	57	64	50	45
Chac	18	22	17	20	23	23	11	11	10	13	12	12	13	13	12	11
Kutz	-	5	9	13	9	12	13	13	10	14	11	11	12	12	12	12
Otros	40	40	32	41	34	33	31	30	37	40	39	48	44	50	56	59
Southwest Marine Region	622	554	452	398	389	391	388	384	381	394	390	419	428	454	498	519
Caan	182	163	133	114	107	109	109	106	102	100	95	94	93	90	86	84
Chuc	140	118	107	99	92	93	93	94	98	103	99	112	111	106	110	99
Abkatún	108	103	80	69	59	57	52	50	49	47	41	38	34	31	29	27
Taratunich	50	43	39	36	35	33	33	32	27	24	17	19	24	33	39	40
Pol	74	62	42	35	30	28	23	21	19	18	16	14	14	13	13	15
Otros	69	64	51	44	67	72	78	81	86	102	122	142	152	181	220	255
South Region	550	509	498	483	474	471	475	471	479	495	508	504	499	501	491	474
Puerto Ceiba	17	21	38	46	70	79	82	77	77	81	81	70	63	59	52	45
Samaria	83	83	71	73	66	64	60	59	60	64	68	69	66	64	64	61
Iride	45	43	43	44	45	46	46	48	48	50	51	52	51	50	46	46
Jujo	61	56	56	51	47	45	45	41	45	52	51	51	54	58	59	55
Cunduacán	24	22	21	23	24	24	28	28	28	30	27	25	23	23	21	18
Tecominoacán	32	29	27	23	21	19	18	19	20	22	23	25	28	31	30	26
Cárdenas	23	20	16	14	14	14	13	11	11	14	18	18	19	21	18	15
Sen	30	33	31	21	9	11	15	16	17	18	19	21	22	22	21	21
Pijije	4	5	9	12	12	11	11	10	10	12	14	14	14	15	15	14
Jolote	20	16	15	12	12	11	11	10	9	10	10	9	9	9	9	8
Cactus	11	12	10	12	11	11	11	10	11	9	9	8	8	9	9	8
Bellota	10	9	10	8	10	10	9	9	10	9	9	8	8	8	8	7
Chinchorro	10	10	9	10	10	9	8	8	8	8	8	7	7	7	7	8
Yagual	4	4	4	4	4	5	7	10	11	11	13	12	11	10	11	11
Rodador	2	2	3	7	7	7	6	5	5	5	5	6	4	4	5	5
Otros	174	144	136	122	111	107	107	108	108	101	104	110	111	112	117	123
North Region	77	79	75	74	80	80	82	83	81	86	84	83	84	85	84	85
Poza Rica	10	11	10	10	10	11	12	11	10	10	10	9	10	10	10	10
Arenque	6	8	8	9	8	8	8	9	10	10	9	9	8	9	8	8
Agua Fría	3	2	2	2	6	6	6	8	6	6	5	6	7	8	8	6
Tajín	2	1	1	3	6	6	6	5	6	6	6	6	6	5	5	5
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5	5	5
Constituciones	7	7	6	5	5	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	40	39	39	38	40	38	39	43	43	43	43	43	44	47

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	30/38
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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas production by selected fields (quarterly)

					2004				2005				2006
	2000	2001	2002	2003	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMcfd)
Total	4,679	4,511	4,423	4,498	4,557	4,570	4,577	4,586	4,640	4,861	4,839	4,928	5,094	5,281	5,478	5,565
Northeast Marine Region	737	794	831	940	948	959	945	938	918	965	914	915	931	958	923	870
Akal and Nohoch	543	610	676	750	761	770	757	747	755	745	695	687	687	698	675	634
Ku	133	123	98	111	102	101	102	98	82	106	109	115	127	152	150	137
Otros	60	61	57	80	85	89	86	93	81	113	110	113	117	108	99	99
Southwest Marine Region	820	736	621	581	609	600	599	602	601	654	656	707	750	810	908	953
Caan	278	258	215	206	222	221	207	212	207	216	205	198	196	189	181	176
Chuc	177	148	131	119	105	92	92	92	97	108	117	130	118	113	121	109
Taratunich	75	67	65	67	69	65	67	62	54	49	32	37	57	73	87	81
Sinan	-	-	-	1	32	44	57	61	63	80	89	88	94	104	156	136
Abkatún	82	78	62	56	52	49	45	42	43	42	33	27	33	31	29	29
Uech	51	45	43	40	39	40	36	32	28	25	22	25	26	28	30	25
Otros	157	139	104	92	91	89	96	101	109	134	160	203	226	272	304	398
South Region	1,857	1,743	1,704	1,630	1,532	1,507	1,486	1,456	1,419	1,408	1,398	1,377	1,361	1,318	1,355	1,375
Muspac	216	212	235	215	171	146	133	128	124	116	117	104	92	86	81	78
Samaria	113	114	94	99	102	102	106	99	94	89	89	79	78	76	81	76
Catedral	134	123	124	128	111	104	95	92	82	75	71	68	66	54	53	49
Giraldas	96	102	103	96	91	90	87	87	83	78	69	67	64	61	63	63
Copano	79	86	80	82	84	84	74	72	70	68	64	59	60	55	53	51
Cunduacán	64	57	51	55	72	70	72	69	77	90	90	94	99	101	97	92
Iride	68	76	74	77	67	69	68	77	83	92	96	102	109	109	101	106
Puerto Ceiba	11	18	24	29	43	52	58	57	52	54	53	47	43	39	35	32
Jujo	82	81	71	58	47	46	48	41	46	53	59	59	64	54	54	57
José Colomo	63	60	47	37	37	35	35	35	35	35	36	35	32	31	28	29
Sen	86	92	91	64	25	30	38	39	41	45	47	53	56	57	55	55
Pijije	12	14	26	35	35	32	32	30	29	34	41	42	42	42	43	42
Luna	110	89	85	51	36	33	31	30	30	21	25	21	21	20	17	18
Tecominoacán	40	37	30	25	30	30	30	33	31	36	33	35	40	41	41	37
Saramako	-	-	2	14	21	23	32	36	29	28	25	22	20	19	16	14
Cárdenas	47	35	31	28	24	23	30	29	26	29	40	38	41	41	38	33
Cactus	21	22	19	25	26	25	27	23	25	23	22	22	20	23	24	19
Bellota	26	25	28	27	29	30	20	22	26	26	23	24	23	21	21	19
Otros	590	501	489	486	480	481	471	456	438	415	401	405	393	388	450	505
North Region	1,266	1,238	1,268	1,347	1,469	1,504	1,547	1,590	1,703	1,834	1,871	1,930	2,052	2,196	2,292	2,366
Culebra	320	274	219	201	179	164	153	182	182	185	167	153	157	161	171	183
Cuitláhuac	122	126	109	91	92	104	129	127	116	115	116	117	121	120	116	112
Arcos	199	175	148	141	128	115	90	82	76	81	101	109	104	101	100	78
Cocuite	18	27	45	90	112	99	102	92	84	77	71	65	57	52	55	52
Vistoso	-	-	-	8	59	79	85	95	111	118	119	120	120	116	118	113
Santa Rosalia	9	24	63	53	62	66	70	55	56	56	58	71	55	48	46	44
Corindón	26	40	59	59	62	49	44	44	45	41	36	49	48	49	46	46
Arcabuz	93	57	46	33	38	35	41	47	54	67	76	65	71	77	81	79
Torrecillas	1	5	21	34	36	46	38	36	36	41	41	43	43	35	38	35
Velero	2	9	13	22	41	36	38	38	50	50	49	51	54	65	73	91
Arenque	27	28	29	30	32	32	33	32	31	32	33	31	32	34	34	34
Copite	47	35	33	27	28	29	30	30	28	27	22	26	27	25	25	25
Otros	402	439	482	557	601	648	693	732	833	945	982	1,030	1,163	1,311	1,390	1,472

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	31/38
www.pemex.com

PEMEX	Investor Relations

Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated balance sheets

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Current assets	304,629	392,734	29%	88,105	36,094
Cash & cash equivalents	125,724	188,690	50%	62,965	17,341
Accounts receivable	122,658	140,427	14%	17,769	12,906
Inventories	52,633	59,559	13%	6,927	5,474
Financial derivative instruments	3,614	4,058	12%	444	373
Properties and equipment	669,308	709,622	6%	40,314	65,217
Other assets	110,881	107,998	-3%	(2,883)	9,925
Total assets	1,084,818	1,210,353	12%	125,535	111,235
Short-term liabilities	171,149	176,199	3%	5,050	16,193
Short-term debt(1)	37,558	63,840	70%	26,282	5,867
Suppliers	32,216	36,520	13%	4,305	3,356
Accounts payable and accured expenses	10,810	11,995	11%	1,185	1,102
Taxes payable	70,762	49,244	-30%	(21,518)	4,526
Financial derivative instruments	19,804	14,601	-26%	(5,204)	1,342
Long-term liabilities	941,628	996,682	6%	55,055	91,598
Long-term debt(2)	521,924	505,475	-3%	(16,449)	46,455
Reserve for retirement payments, pensions and seniority premiums	390,890	454,328	16%	63,438	41,754
Other non-current liabilities(3)	26,756	33,190	24%	6,434	3,050
Deferred taxes	2,058	3,690	79%	1,632	339
Total liabilities	1,112,777	1,172,882	5%	60,105	107,792
Total equity	(27,959)	37,471		65,430	3,444
Total liabilities & equity	1,084,818	1,210,353	12%	125,535	111,235

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and RepconLux).

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and Repcon Lux).

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	32/38
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PEMEX	Investor Relations

Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated income statement

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	265,947	236,226	-11%	(29,721)	21,710	966,284	1,058,116	10%	91,832	97,244
Domestic sales(1)	142,262	133,031	-6%	(9,231)	12,226	525,583	546,750	4%	21,167	50,248
Exports	123,685	103,195	-17%	(20,490)	9,484	440,701	511,366	16%	70,665	46,996
Costs and expenses(2)	165,704	128,929	-22%	(36,775)	11,849	447,313	479,059	7%	31,745	44,027
Cost of sales	147,682	105,515	-29%	(42,168)	9,697	375,817	402,133	7%	26,316	36,957
Distribution expenses	6,999	6,874	-2%	(125)	632	22,799	23,870	5%	1,071	2,194
Administrative expenses	11,022	16,540	50%	5,518	1,520	48,697	53,055	9%	4,358	4,876
Operating income	100,244	107,297	7%	7,053	9,861	518,971	579,057	12%	60,086	53,217
Comprehensive financing cost	717	2,461	243%	1,744	226	4,661	22,644	386%	17,983	2,081
Other expenses (revenues)	2,157	(9,638)		(11,795)	(886)	(12,317)	(70,544)		(58,227)	(6,483)
Income before taxes and duties	97,369	114,474	18%	17,105	10,521	526,627	626,957	19%	100,330	57,619
Taxes and duties	167,186	121,377	-27%	(45,809)	11,155	604,164	584,459	-3%	(19,705)	53,714
Hydrocarbon duties and other	164,900	121,377	-26%	(43,523)	11,155	583,131	584,459	0%	1,329	53,714
Special Tax on Production and Services (IEPS)	2,286	—		(2,286)		21,033			(21,033)	—
Initial cumulative effect due to the adoption of new accounting standards	(6,506.9)	—		6,507		(1,837)			1,837	—
Net income (loss)	(76,324)	(6,903)		69,421	(634)	(79,374)	42,497		121,872	3,906

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)

Figures for 2005 include the Special Tax on Production and Services (IEPS), collected by PEMEX and then paid to the Mexican Government (as part of taxes and duties). Sales figures for 2006 do not include the IEPS, because the IEPS rate was negative throughout 2006.

(2)	Includes the cost of the reserve for retirement payments, pensions and indemnities.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	33/38
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PEMEX	Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Equity

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total equity	(27,959)	37,471	-234%	65,430	3,444
Certificates of contribution “A”	93,445	93,445	0%	-	8,588
Capitalized proceeds	81,505	128,504	58%	46,998	11,810
Effect of the reserve for retirement payments	(28,388)	(46,576)	64%	(18,188)	(4,280)
Comprehensive income	(6,825)	(1,715)	-75%	5,110	(158)
Restatement of equity	150,227	155,293	3%	5,066	14,272
Accumulated net income (losses)	(317,923)	(291,480)	-8%	26,444	(26,788)
From prior years	(238,549)	(333,977)	40%	(95,428)	(30,694)
Net income (loss) for the period	(79,374)	42,498		121,872	3,906

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	34/38
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PEMEX	Investor Relations

Table A6

Changes in financial position

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated statements of changes in financial position

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	(79,374)	42,497		121,872	3,906
Charges to operations not requiring the use of funds:	114,201	132,443	16%	18,242	12,172
Depreciation and amortization	54,897	63,302	15%	8,405	5,818
Other non-cash flow items	59,303	69,141	17%	9,837	6,354
Funds from net income (loss)	34,826	174,940	402%	140,114	16,078
Changes in working capital:	17,213	(45,978)		(63,190)	(4,226)
Accounts, notes receivable and other	9,571	(17,769)		(27,339)	(1,633)
Inventories	(14,179)	(2,073)	-85%	12,106	(191)
Intangible asset derived from actuarial computation of labor obligations and other assets	6,686	6,298	-6%	(388)	579
Suppliers	6,064	4,305	-29%	(1,759)	396
Other liabilities	9,072	(36,739)		(45,810)	(3,376)

Funds provided (used) by operating activities	52,039	128,962	148%	76,923	11,852

Financing activities	30,895	9,833	-68%	(21,063)	904

Bank loans	14,190	61,973	337%	47,784	5,696
Securities	179,877	95,900	-47%	(83,977)	8,814
Other financing	(29,312)	—		29,312	—
Amortization of bank loans	(58,162)	(131,741)	127%	(73,579)	(12,107)
Amortization of securities	(43,317)	(3,023)	-93%	40,293	(278)
Amortization of other financing	(32,380)	—		(13,276)	—
Other items	—	(13,276)		(13,276)	(1,220)
Financing activities	43,277	31,200	-28%	(12,077)	2,867

Minimum guaranteed dividends paid to the Mexican Government	(11,067)	(15,799)	43%	(4,732)	(1,452)
Other equity movements	54,344	46,999	-14%	(7,345)	4,319

Funds provided (used) by financing activities	74,173	41,033	-45%	(33,139)	904

Investing activities
Acquisition of property, plants and equipment	(84,918)	(103,616)	22%	(18,698)	(9,523)
Sale of other permanent investments	—	(2,839)		(2,839)	(261)
Other items	(6,825)	(575)	-92%	6,250	(53)

Funds provided (used) by investing activities	(91,743)	(107,030)		(15,287)	(9,836)

Net increase in cash and cash equivalents	34,469	62,995	83%	28,497	5,787
Cash and cash equivalents at the beginning of the year	91,256	125,724	38%	34,469	11,554
Cash and cash equivalents at the end of the year	125,724	188,689	50%	62,965	17,341
Funds provided (used) by operating activities	52,039	128,962	148%	76,923	11,852
Funds provided (used) by investing activities	(91,743)	(107,030)	17%	(15,287)	(9,836)
Free cash-flow**	(39,704)	21,932		61,636	2,016

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

**	Free cashflow and discretionary free cashflow are not registered under the Financial Information Regulations (NIF) but are reconciled to NIF as set forth above.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	35/38
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PEMEX	Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Total sales, net income (loss) and total assets by segment

Figures in millions of constant pesos as of December 31, 2006

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Twelve months ending December 31, 2006
Total sales	855,228	437,148	213,713	30,160	672,572	(1,150,705)	1,058,116
External clients	—	392,231	133,664	20,855	511,366	—	1,058,116
Intersegment	855,228	44,917	80,049	9,305	161,206	(1,150,705)	—
Operating income (loss)	660,949	(77,033)	9,169	(11,652)	(2,827)	452	579,058
Net income (loss)	66,148	(31,094)	7,429	(18,029)	51,427	(33,383)	42,498
As of December 31, 2006
Assets	1,053,619	345,399	124,880	70,090	1,965,767	(2,349,402)	1,210,353
Twelve months ending December 31, 2005
Total sales	745,320	386,318	225,675	30,210	565,188	(986,427)	966,284
External clients	—	346,507	139,735	21,036	437,973	21,033	966,284
Intersegment	745,320	39,811	85,940	9,174	127,215	(1,007,460)	—
Operating income (loss)	546,995	(48,888)	10,292	(9,427)	(21,243)	41,242	518,971
Net income (loss)	(18,988)	(55,425)	6,953	(17,205)	(73,761)	79,052	(79,374)
As of December 31, 2005
Total assets	877,767	308,811	100,928	53,820	1,565,875	(1,822,383)	1,084,818

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	External clients sales of Refining are net of IEPS in 2005. Refining did not collect IEPS in 2006, because the IEPS tax rate was negative in 2006.

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	36/38
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PEMEX	Investor Relations

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Cash payment of taxes (nominal figures)

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	187,161	103,497	-45%	(83,664)	9,512	616,041	668,966	9%	52,925	61,480
Hydrocarbon duties and other	153,205	101,031	-34%	(52,175)	9,285	543,568	665,701	22%	122,133	61,180
Excess gains duty	33,917	2,358	-93%	(31,559)	217	54,298	6,515	-88%	(47,783)	599
Special Tax on Production and Services (IEPS)	39	108	181%	70	10	18,174	(3,250)	-118%	(21,424)	(299)

Note:	Numbers may not total due to rounding.

PEMEX financial results report as of December 31, 2006	37/38
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PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:         (52 55) 1944 9700

Voice mail:        (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres

ctorresu@dcf.pemex.com

Rebeca González

rgonzalez@dcf.pemex.com

Elizabeth Osman

eosman@dcf.pemex.com

Paulina Nieto

pnietob@dcf.pemex.com

Andrés Brügmann

abrugmann@dcf.pemex.com

Armando Acosta

aacosta@dcf.pemex.com

Guillermo Regalado

gregalado@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2006 exchange rate of Ps. 10.881 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the National Banking and Securities Commission and the Securities and Exchange Commission, in our annual report, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures.

PEMEX financial results report as of December 31, 2006	38/38
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer Managing Director of Finance and Treasury

Date: March 22, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.